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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 12b-25

                                                Commission File Number  1-11686

                          NOTIFICATION OF LATE FILING

(Check  One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:      June 30, 1999


[ ] Transition Report on Form  10-K   [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form  20-F   [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period
Ended:____________________________________________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the  notification  relates to a portion of the filing  checked above,
identify    the    Item(s)    to   which   the    notification    relates:
N/A


                        Part I.  Registrant Information

Full name of registrant         CYCOMM INTERNATIONAL INC.


Former name if applicable

N/A


                    1420 Springhill Road, Suite 420
Address of principal executive office (Street and number)

City, State and Zip Code   McLean, VA  22102





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                       Part II.  Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report or Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III.  Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)

                               See Attachment A

                          Part IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification

        Robert M. Hutton                       (703)        903-9548
             (Name)                         (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                               [X] Yes  [ ]  No


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      If  so:  attach  an  explanation  of  the   anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment A



                        CYCOMM INTERNATIONAL INC.
                (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date     August 13, 1999            By__________________________________________
                                       Robert M. Hutton
                                       Vice President of Finance


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                                 ATTACHMENT A

      As a result of various administrative and corporate changes, the Registrant will be unable to timely file its quarterly report on Form 10-QSB for the period ended June 30, 1999 until on or before the fifth calendar day following the prescribed due date.

      Additionally, the sale of the Company's subsidiary Cycomm Secure Solutions Inc. and the pending sale of the Company's subsidiary Val-Comm Inc. will require the Company to separate results from continuing operations from results of discontinued operations for the quarter ended June 30, 1999. This change will result in significantly lower revenues, cost of sales and general and administrative costs for the consolidated results of continuing operations.







12b25 10Q699